UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Atsushi Inamura
Name:	Atsushi Inamura
Title:	Chief Manager, General Affairs
Corporate Administration Division

New Asset Management Company Named

Tokyo, May 26, 2004 — Mitsubishi Tokyo Financial Group, Inc. (MTFG) today announced that following its previously announced decision to merge its asset management subsidiaries Tokyo-Mitsubishi Asset Management Ltd. (TMAM) and Mitsubishi Trust Asset Management Co., Ltd. (MTAM) by October 2004, the two asset management companies today came to an agreement on the name of the new company and other matters shown below. This merger is subject to ratification by meetings of the shareholders and the approval of the relevant authorities.

1. Name of new company: Mitsubishi Asset Management Co., Ltd.

2. Address of head office:

4-5, Marunouchi 1-chome

Chiyoda-ku

Tokyo (Currently the head office of MTAM)

3. Directors:

Chairman	Akira Okuhata (President of TMAM)

President	Ryujiro Yagasaki

(President and representative director of MTAM)

Senior Managing Director	Moritoshi Hattori (Managing director of TMAM)

Managing Director	Yasufumi Imaki (Managing director of TMAM)

Managing Director	Hirohiko Sato (Managing director of MTAM)

Managing Director	Haruhisa Yazaki (Managing director of MTAM)

4. Date of merger (planned): October 1, 2004

5. Merger process:

Following the completion of legal matters, TMAM will be the remaining company, and MTAM will be dissolved.

6. Merger ratio:

Company name	Tokyo-Mitsubishi Asset Management Ltd.	Mitsubishi Trust Asset Management Co., Ltd.
Merger ratio	1	1

Note 1: Basis of calculation of merger ratio

The above ratio was decided after full discussion between the two parties, referring to the merger ratio calculated by ChuoAoyama Audit Corporation, which mainly used the discounted cash flow and adjusted net asset methods. The applied valuation method and premises were approved by both of the two parties upon consultation with ChuoAoyama Audit Corporation before the calculation was made.

Note 2: Shareholders of MTAM will exchange each share they own in MTAM for one share in Mitsubishi Asset Management.

Under the integrated business group system adopted by MTFG from April 1, 2004, Mitsubishi Asset Management will aim to significantly increase profits. High growth is expected in Japan’s publicly offered investment trust industry and the company aims to become one of the top 5 in the industry through leveraging its high-quality and sophisticated products and services and the excellent customer bases of Bank of Tokyo-Mitsubishi and Mitsubishi Trust and Banking.

*            *            *

For further information, please contact:

Seiji Itai, Chief Manager,

Corporate Communication Office

Tel: 81-3-3240-8136

Outline of companies to be merged (as of March 31, 2004)

Item	Tokyo-Mitsubishi Asset Management Ltd.			Mitsubishi Trust Asset Management Co., Ltd.
Business Activities	Issuance, management and offering of investment trusts Investment advisory and discretionary management account business			Issuance, management and offering of investment trusts Investment advisory and discretionary management account business

Date of Establishment	August 1, 1985			February 15, 2000
Head Office	Chiyoda-ku, Tokyo			Chiyoda-ku, Tokyo
Representative	Akira Okuhata			Ryujiro Yagasaki (from Apr. 1, 2004)
Paid-in capital	JPY 2,000 million			JPY 495 million
Total outstanding shares	18,039			9,900
Shareholders equity	JPY 3.5 billion			JPY 1.2 billion
Total assets	JPY 11.9 billion			JPY 1.8 billion
Assets under management	JPY 1,603.7 billion			JPY 356.6 billion

Investment Trusts	Publicly Offered JPY 681.5 billion Privately Offered JPY 243.2 billion Total JPY 924.7 billion			Publicly Offered JPY 283.2 billion Privately Offered JPY 73.4 billion Total JPY 356.6 billion

Discretionary Management and Investment Advisory	Discretionary JPY 515.3 billion Advisory JPY 163.7 billion Total JPY 679.0 billion

Employees	138			48
Main shareholders	BTM BTM-related companies Mitsubishi Securities MTBC Meiji Yasuda Life Insurance Tokio Marine & Fire Insurance 31 regional banks	42.6 13.3 4.3 3.3 3.3 3.3 11.1	% % % % % % %	MTBC	100.0%

Financial results	FY2002	FY2003		FY2002	FY2003
Operating income	JPY 4.08 billion	JPY 5.99 billion		JPY 1.64 billion	JPY 2.91 billion
Ordinary income (loss)	JPY (0.60 billion)	JPY 0.87 billion		JPY 0.36 billion	JPY 0.87 billion
Net income (loss)	JPY (0.69 billion)	JPY 0.80 billion		JPY 0.20 billion	JPY 0.45 billion

Notes:

1.	Total investment trust assets under management of the new company (calculated by a simple summation of each company’s assets under management as of March 31, 2004) will be JPY1,281.3 billion. (Ninth largest in the industry)

2.	The figure for assets under management on the non-discretionary contract basis includes only the client assets specified in the management contract.